Item 77I: Terms of new or amended securities

Effective June 1, 2009, Class B shares of the BB&T Funds were closed to new accounts and additional purchases by existing shareholders. If a BB&T Fund shareholder held
Class B shares on or after June 1, 2009, he/she was able to: (1) continue as a Class B shareholder; (2) continue to reinvest dividends and distributions into Class B shares;
and (3) exchange his/her Class B shares of a BB&T Fund for Class B shares of other BB&T Funds, as permitted by existing exchange privileges. Investors who invested in Class B shares through an automatic investment plan were no longer able to do so after the close of business on May 29, 2009.

All other Class B share characteristics, including but not limited to Rule 12b-1 plan service and distribution fees, contingent deferred sales charges and conversion features, as applicable, remained unchanged.